Exhibit 99.1

News Release

Stantec signs letter of intent to acquire JBR Environmental Consultants, Inc.
Firm brings large-scale environmental project expertise

EDMONTON, AB; NEW YORK, NY; SALT LAKE CITY, UT; (April 23, 2014) TSX, NYSE:STN

North American design firm Stantec will bolster its growing environmental service presence and capabilities across the western United States by acquiring JBR Environmental Consultants. Based in Salt Lake City, Utah, JBR is a 140-person full-service environmental consulting firm founded in 1985, operating in 12 western US locations. This transaction is anticipated to close in May 2014.

“JBR shares our client-focused, relationship-driven culture and has considerable large-scale project experience,” says Bob Gomes, Stantec president and chief executive officer. “Their talented team members will help us continue to grow our environmental service capabilities across the western United States.”

The group provides baseline environmental studies, air monitoring and testing, permitting and National Environmental Policy Act (NEPA) assistance, site investigation and remediation services, and environmental compliance assistance. They service key business sectors, including manufacturing, oil and gas, mining, and power generation and transmission.

“We have a tremendous opportunity to build on Stantec’s presence in the western United States while further developing our staff and experience within the firm’s expansive network,” says Brian Buck, JBR president. Stantec currently has more than 5,000 employees working across 125 offices in the United States.

About Stantec

The Stantec community unites more than 13,000 employees working in over 200 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. For more information, visit www.stantec.com.

Cautionary note regarding forward-looking statements

This news release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Danny Craig Stantec Media Relations US West Ph. (949) 923-6085 Danny.Craig@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Ph. (780) 969-3349 Crystal.Verbeek@stantec.com	JBR Contact Brian Buck JBR President Ph. (801) 943-4144 bbuck@jbrenv.com

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